

December 15, 2014

Via E-mail
S. Scott Gaille
Chief Compliance Officer & General Counsel
ZaZa Energy Corporation
1301 McKinney St, Suite 1800
Houston, Texas 77010

   Re: ZaZa Energy Corporation
     Post-Effective Amendment No. 12 to Form S-1 on Form S-3
     Filed December 5, 2014
     File No. 333-184036

Dear Mr. Gaille:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the resale of 3,178,188 shares of common stock in this Post-Effective Amendment No. 12, which is an increase of 196,123 shares of common stock from Post-Effective Amendment No. 11. We also note your disclosure on page 5 that the number of outstanding shares of your common stock represented by the Warrants has increased as the result of anti-dilution adjustments in the Warrants and amendments to the Securities Purchase Agreement. Please provide your written analysis as to why you believe you may use Post-Effective Amendment No. 12 to register the resale of the additional shares of common stock. As part of your response, please explain how the anti-dilution adjustments in the Warrants and the amendments to the Securities Purchase Agreement triggered the increase in shares of common stock underlying the Warrants. Please also tell us whether you are relying on Securities Act Rule 416 in connection with adding such shares to your registration statement.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For questions regarding comments on engineering matters, you may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704. You may contact Joseph Klinko, Staff Accountant, at (202) 551-3524 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Laura Nicholson, Senior Counsel, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: J. Mark Metts
        Sidley Austin LLP